Filed by Arogo Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Arogo Capital Acquisition Corp.

(Commission File No. 001-41179)

EON Reality Enters into Partnership with MerSETA to Bring the Knowledge Metaverse to 50,000 Students and 7,500 Interns in South Africa

The partnership includes a national rollout of premium EON Reality training solutions for merSETA institutions.

IRVINE, CA, July 7, 2022 – EON Reality, Inc. (“EON Reality”), a global leader in Virtual and Augmented Reality (“XR”) and Knowledge Metaverse industry and education solutions, has announced a new partnership with the Manufacturing, Engineering and Related Services Sector Education and Training Authority (merSETA) in South Africa for a national rollout, which also includes EON Reality’s latest offering, the EON Metaverse Builder.

The merSETA is the latest educational organization with access to EON Reality’s industry-defining XR training solutions. One of 21 Sector Education and Training Authorities (SETAs) in South Africa, the merSETA plays a central role in ensuring the country’s National Skills Development Plan is fulfilled. Though merSETA does not train people directly, it facilitates training by providing access to training materials, paying grants, registering moderators and assessors, identifying scarce skills, accrediting providers, monitoring training quality and implementing projects to close the skills gap.

There are six chambers within the merSETA: metal and engineering; automobile manufacturing; motor retail; automotives component manufacturing; tyre manufacturing; and plastics. The six chambers comprise approximately 44,000 companies with a workforce of approximately 600,000.

Access to EON-XR solutions will enable trainers and supervisors at merSETA-affiliated companies to increase the speed of employee training, reduce infrastructure costs and decrease the probability of high-consequence events in dangerous industries through simulation-based training.

EON Reality’s solutions and the lifelike models and environments therein allow the merSETA partners to offer customisable “hands-on” training to employees without the inherent logistical restrictions of working with materials that could be unsafe to them or the environment.

With EON Reality’s solutions, the merSETA-affiliated companies will be able to better serve industries in every country where they operate while protecting their employees.

“Like EON Reality, the merSETA believes an environment that promotes open knowledge sharing is critical to the success of an organization and the world. We’re elated to help the companies associated with the merSETA achieve the organization’s aim of reducing inequalities and unemployment in South Africa via access to high-quality and relevant skills development and training opportunities,” says Dan Lejerskar, Founder, Chairman and CEO of EON Reality.

“Our products, such as the EON Metaverse Builder, contain many existing materials that will allow the merSETA institutions to train employees safely, effectively and affordably in hazardous and costly fields like auto-manufacturing — all with the possibility of adding infinitely more opportunities. Their use of our technology will impact multiple industries, thereby growing the knowledge metaverse and potentially improving the South African workforce for years to come.”

The merSETA Chief Executive Officer, Wayne Adams, adds that rapid digitalisation and XR processes in the manufacturing sector will have a profound positive effect on the development of Society 5.0.

“World institutions and governments have found through empirical studies that simulated/XR training in Industry 4.0 is more effective in preparing learners/apprentices for the new world of work. It is the major enabler on our path of meeting our sustainable development goals targets. As the merSETA, we are proud to partner with EON Reality, Inc, especially given that thousands of South Africans will be prepared for Society 5.0,” says Adams.

As a result of the culmination of years of work with global enterprises and world-class academic institutions, EON-XR is the primary product and content delivery vehicle for XR education and industry solutions in the knowledge metaverse.

The merSETA partners will train their employees utilizing EON-XR, EON Metaverse Builder and EON Reality’s other offerings while providing feedback on the best uses of the solution for companies in related fields.

About EON Reality

EON Reality is a leading company in Augmented and Virtual Reality-based experience creation for education and industry as well as the reputed creators of the Knowledge Metaverse. EON Reality’s over 20 years of existence and success are tied to its belief that knowledge is a human right and should be available, accessible, and affordable for every person on the planet. To carry this out, EON Reality developed and launched EON-XR, a SaaS-based platform dedicated to the democratization of XR content creation that brings code-free XR development and publishing to smartphones, tablets, laptops, and any other XR-focused devices. EON-XR can be used in devices of different sizes, in different shapes and at different types of locations: from hand-held mobile devices, to head-mounted displays, to large-scale screens, and even at mega-size facilities. EON Reality’s global network now comprises more than 1.1 million licenses who are collectively building the Knowledge Metaverse in more than 75 locations. EON Reality has also created the world’s leading XR library for education and industry with access to at least 2.16 million 3D assets and counting. For further information, visit www.eonreality.com.

Additional Information and Where to Find It

In connection with the proposed business combination transaction, Arogo intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Arogo, and other documents regarding the proposed business combination transaction. Arogo’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination transaction, as these materials will contain important information about EON Reality, Arogo and the proposed business combination transaction. Promptly after the Form S-4 is declared effective by the SEC, Arogo will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Arogo are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination transaction. The documents filed by Arogo with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, (Registration No. 333-259338), or by directing a request to Arogo Capital Acquisition Corp., 848 Brickell Avenue, Penthouse 5, Miami, FL 33131.

Participants in the Solicitation

Arogo and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Arogo will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Arogo’s directors and executive officers and their ownership of Arogo common stock is set forth in Arogo’s prospectus, dated December 23, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

EON Reality and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Arogo in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains certain statements which may be deemed as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding EON Reality’s industry and market sizes, future opportunities for EON Reality and Arogo, EON Reality’s estimated future results and the proposed business combination between Arogo and EON Reality, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of the management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the management’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Arogo’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change, legal proceedings instituted against EON Reality or against Arogo related to the business combination agreement or the management team, or other circumstances that could give rise to the termination of the business combination agreement; the inability to complete the transactions contemplated by the business combination agreement due to the failure to obtain approval of Arogo’s stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the business combination agreement; a delay or failure to realize the expected benefits from the proposed business combination agreement transaction including EON Reality’s ability to effectively develop and successfully market new products, solutions and services, and to effectively address cost reductions and other changes in its industry; risks related to disruption of management’s time from ongoing business operations due to the proposed business combination transaction; changes in the virtual reality markets in which EON Reality competes, including with respect to its competitive landscape, technology evolution or regulatory changes on solutions, services, labor matters, international economic, political, legal, compliance and business factors; developments and uncertainties in domestic and foreign trade policies and regulations, and other regulations which may cause contractions or affect growth rates and cyclicality of markets EON Reality serve; disruptions relating to war, terrorism, widespread protests and civil unrest, man-made and natural disasters, public health issues and other events; changes in domestic and global general economic conditions; risk that EON Reality may not be able to execute its growth strategies; security breaches or other disruptions of EON Reality information technology systems or violations of data privacy laws; EON Reality’s inability to adequately protect its intellectual property; risks related to the ongoing COVID-19 pandemic and response, including new variants of the virus; the pace of recovery in the markets in which EON Reality operates; global supply chain disruptions and potential staffing shortages at potential customers which may have a trickle-down effect on EON Reality; risk that EON Reality may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Arogo’s final prospectus, dated December 23, 2021, for its initial public offering, and those that will be contained in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Arogo’s other filings with the SEC. EON Reality and Arogo caution that the foregoing list of factors is not exclusive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the management’s control. All information set forth herein speaks only as of the date hereof in the case of information about Arogo and EON Reality or the date of such information in the case of information from persons other than Arogo or EON Reality, and except to the extent required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements as a result of new information, future events and developments or otherwise occurring after the date of this communication. Forecasts and estimates regarding EON Reality’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Neither Arogo nor EON Reality gives any assurance that either Arogo or EON Reality, respectively, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact Information:

Marketing@eonreality.com